September 2, 1998                                    FOR IMMEDIATE RELEASE


PRESS RELEASE


Seneca Foods Corporation announced today that it has completed the issue of 4,166,667 shares of Convertible Participating Preferred Stock. As a result, the Company has raised $50 million through a combination of a $36 million rights offering to its common shareholders and a $14 million direct placement of stock to Carl Marks Strategic Investments, L.P. and related entities at a subscription price of $12 per share. Through the rights offering, Seneca raised $36 million as the Company's common shareholders acquired 1,146,772 shares for a total of $13,761,264 and the Carl Marks investors acted as standby purchasers of 1,853,228 shares for a total of $22,238,736. The Carl Marks investors also purchased 1,166,667 shares of the convertible participating preferred stock in the $14 million direct equity placement. Seneca used proceeds from the equity investment to extinguish outstanding short-term bank debt and for general corporate purposes.

Seneca is primarily a fruit and vegetable processing company with manufacturing facilities located throughout the United States. Its products are sold under the Seneca, Libby's and TreeSweet labels as well as through the private label and industrial markets. In addition, under an alliance with The Pillsbury Company, Seneca produces canned and frozen vegetables which are sold by Pillsbury under the Green Giant label. Seneca's common stock is traded on the Nasdaq National Stock Market under the symbols "SENEA" and "SENEB".